# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Medalist Diversified REIT, Inc., CIK 0001654595
CUSIP: 58403P402
Title of class of securities: Common Stock
Address of issuer's principal executive offices: P. O. Box 8436, Richmond, Virginia (VA), 23226
Date of event which requires filing of this statement: 01/31/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0002050634
Persons authorized to receive notices and communications: Brent Winn, P. O. Box 8436, Richmond, Virginia (VA), 23226, 804-338-7708

## Reporting persons
- Marc Carlson (CIK 0002050634): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 101,039; shared voting power 0; sole dispositive power 101,039; shared dispositive power 0; aggregate amount beneficially owned 101,039 (7.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Medalist Diversified REIT, Inc.
Address of issuer's principal executive offices: P. O. Box 8436, Richmond, Virginia (VA), 23226

## Item 2. Identity and Background
Name of person filing: Marc Carlson
Residence or business address: 26162 Calle Roberto, San Juan Capistrano, CA 92675
Present principal occupation or employment: Managing Director, 3 Points Partners, 26162 Calle Roberto, San Juan Capistrano, CA 92675
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: US

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The 100,000 shares of the Company's common stock, par value $0.01 per share ("Common Stock"), acquired in connection with the Private Placement (as defined in Item 5(c) below) were acquired using personal funds of the Reporting Person in the amount of $1,250,000 in the aggregate.

## Item 4. Purpose of Transaction
Purpose of transaction: Personal investment. No plans or proposals that relate to or would result in any of the actions described in Item 4(a)-(j) exist.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 101,039 shares representing 7.5% of the shares of Common Stock outstanding
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has the sole power to vote and dispose of all 101,039 shares of Common Stock beneficially owned by him.
Transactions in the class effected during the past sixty days: The Reporting Person acquired 100,000 shares of Common Stock at a price of $12.50 per share, in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), pursuant to the exemption for transactions by an issuer not involving any public offering under Rule 506(b) under Regulation D of the Securities Act (the "Private Placement"), pursuant to a Subscription Agreement by and between the Reporting Person and the Company dated December 13, 2024. In addition, on January 31, 2025, the Company granted the Reporting Person 1,039 shares of Common Stock as compensation for his service a member of the Board of Directors of the Company.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable

## Signatures
- Marc Carlson: /s/ Marc Carlson, Marc Carlson (03/28/2025)